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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 6)

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  144577 10 3
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                                 (CUSIP Number)

                                S.P. Johnson, IV
                            Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 2004
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------------
CUSIP No.   144577 10 3
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          S.P. Johnson, IV
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (A) [ ]
                                                                       (B) [ ]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*

          00
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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          NUMBER OF           7     SOLE VOTING POWER

           SHARES                   703,890 shares (171,667 are issuable upon
                                    the exercise of certain options)
         BENEFICIALLY         -------------------------------------------------
                              8     SHARED VOTING POWER
          OWNED BY
                                    0 shares
            EACH              -------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
          REPORTING
                                    703,890 shares (171,667 are issuable upon
           PERSON                   the exercise of certain options)
                              -------------------------------------------------
            WITH              10    SHARED DISPOSITIVE POWER

                                    0 Shares
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          703,890 shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          3.79%
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14        TYPE OF REPORTING PERSON*

          IN
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INTRODUCTORY NOTE.

         This Amendment No. 6 to Schedule 13D is being filed on behalf of S. P. Johnson IV ("Mr. Johnson") to supplement certain information set forth in the
Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Johnson on August 21, 1997 and amended by Amendment No. 1 filed on October 16, 1997, Amendment No. 2 filed on January 13, 1998, Amendment No. 3 filed on January 6, 2000, Amendment No. 4 filed on April 4, 2002 and Amendment No. 5 filed on April 5, 2004 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Johnson beneficially owns an aggregate of 703,890 shares of Common Stock (approximately 3.79% of the 18,581,619 shares deemed to be outstanding as of June 10, 2004 (consisting of 18,409,952 shares of Common Stock currently outstanding and 171,667 shares of Common Stock that can be acquired through the exercise of options within 60 days of June 10, 2004)). As described under Item 6, as a result of Mr. Johnson's release from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to Mr. Johnson. As of June 7, 2004, Mr. Johnson may no longer be deemed to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective June 7, 2004, the Shareholders Agreement dated December 15, 1999 (the "1999 Shareholders Agreement") by and among the Company, Mr. Johnson and certain other shareholders named therein was amended so that each of Mr. Johnson, Mellon Ventures, L.P., Frank A. Wojtek and Steven A. Webster (the "Exiting Shareholders") ceased to be party to the 1999 Shareholders Agreement, and, as a result, the Exiting Shareholders have no remaining rights or obligations thereunder. Effective June 7, 2004, the Shareholders Agreement dated February 20, 2002 (the "2002 Shareholders Agreement" and together with the 1999 Shareholders Agreement, the "Shareholders Agreements") by and among the Company, Mr. Johnson and certain other shareholders named therein was terminated by agreement of the parties, and, as a result, the parties to the 2002 Shareholders Agreement no longer have any rights or obligations thereunder. The parties to the Shareholders Agreements could have been deemed to form a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. As a result of Mr. Johnson's release from the Shareholders Agreements, beneficial ownership of Common Stock held by other parties to the Shareholders Agreements may not be attributable to Mr. Johnson.

         The foregoing descriptions of the amendment of the 1999 Shareholders Agreement and termination of the 2002 Shareholders Agreement are qualified by reference to the complete agreements which are exhibits hereto and are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 33 Second Amendment to Shareholders Agreement dated as of June 7, 2004 by and among Carrizo Oil & Gas, Inc., J.P. Morgan Partners (23A SBIC), LLC, Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek and Steven A. Webster (incorporated herein by reference to the Company's Current Report on Form 8-K filed on June 10, 2004).

    Exhibit 34 Termination Agreement dated as of June 7, 2004 by and among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek and Steven A. Webster (incorporated herein by reference to the Company's Current Report on Form 8-K filed on June 10, 2004).


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         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 24, 2004.
                                             /s/ S.P. Johnson IV
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                                             S.P. Johnson IV